

October 21, 2010

Brenda G. Gujral
President
Inland American Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523

> **Re:** **Inland American Real Estate Trust, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010 and June 30, 2010**
> **File No. 000-51609**

Dear Ms. Gujral:

We have reviewed your response letter dated September 30, 2010, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

General

1.   We note that your letter dated September 30, 2010 was not signed by a representative of the company's management. Please file a supplemental letter signed by management acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Brenda G. Gujral
Inland American Real Estate Trust, Inc.
October 21, 2010
Page 2

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Statements and Notes

Note 4 – Investment in Unconsolidated Entities, page 84

2. We have read your response to comment three. To increase the transparency of your disclosure, you should discuss in future filings why these entities, Net Lease Strategic Asset Fund LP and D.R. Stephens Institutional Fund LLC, are not being consolidated in your financial statements despite your majority ownership interest. Please provide us with your proposed disclosure.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief